Exhibit 15.5

LOAN AGREEMENT

This Agreement is for the period from 1st April 2013 to 31st March, 2014 is being made at Amira Pure Foods Private Limited (APFPL) on 13th April, 2013, between Mr. Karan A Chanana, Chairman and Director of Amira Pure Foods Private Limited, resident of Plot No. 550, Al Nabat, B-8-707, Palm Jumeirah, Dubai, UAE (hereinafter called the Part of First Part)

And

AMIRA PURE FOODS PRIVATE LIMITED , having registered office at B-1/E-28, Mohan Co-operative Industrial Estate , Mathura Road, New Delhi-110044, India (hereinafter called the party of the Second Part)

WHEREAS the second party is in need of money and seek from the first party the said money without security, Second Part will be liable to make repayment of principal amount along with Interest thereon on demand made by the First Part.

AND WHEREAS, the First Part has agreed to lend loan without security to the second part as his will and wish. Interest shall be calculated at the rate of 11% per annum on the daily balances of Loan.

In Witness whereof the parties of this Agreement have set their respective hands on the date month and year first above given.

1. First Party	WITNESSES:-

/s/ Karan A. Chanana	1.	/s/ Gurpreet Kaur
(Karan A Chanana)		(Gurpreet Kaur)

2. Second Party
/s/ Rajesh Arora	2.	/s/ Tarun Dewan

(Rajesh Arora)		(Tarun Dewan)